Exhibit 9

April 6, 2021

Hudson La Force

President and Chief Executive Officer

W.R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Dear Hudson:

As you know, we have been working diligently with the support of our advisory banks and financing partners, which include J.P. Morgan, BNP Paribas, Citi, Deutsche Bank and Apollo. In connection with our proposal to W.R. Grace & Co. (“Grace”) on April 1, 2021 to acquire Grace for $70 per share in cash (our “Proposal”) and in response to Grace’s letter, dated April 1, 2021, we have submitted a merger agreement mark-up that is consistent with a transaction of this nature, as well as the debt and equity commitment letters for all of the consideration required to fund our Proposal.

We look forward to concluding this process and believe that, with Grace’s cooperation, we can be in a position to sign a definitive agreement within the next two weeks.

Sincerely,

/s/ David J. Millstone	/s/ David S. Winter